Buenos Aires, August 30th, 2019.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:     Relevant Event. Report on Repurchase of Corporte Bonds.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform that during August 2019, the Company acquired: (i) US$8,653,000 of face value of its own Corporte Bonds (“CBs”) maturing in 2023 (“2023 CBs”) at an average clean price of US$77.80 per face value of US$100; (ii) US$50,121,000 of face value of its own CBs maturing in 2027 (“2027 CBs”) at an average clean price of US$73.33 per face value of US$100, which, in addition to the 2027 CBs that the Company already held in treasury, amount to US$59,971,000 of face value of 2027 CBs; and (iii) US$7,325,000 of face value of its own CBs maturing in 2029 (“2029 CBs”) at an average clean price of US$78.63 per face value of US$100.

Sincerely,

________________________________

Victoria Hitce

Head of Market Relations